Exhibit 4

August 25, 2016

The Board of Directors

KongZhong Corporation (the “Company”)

35th Floor, Tengda Plaza

No. 168 Xizhimenwai Street

Beijing, China 100044

The People’s Republic of China

Dear Members of the Board of Directors:

Reference is made to the non-binding preliminary proposal, dated June 29, 2015 (the “Original Proposal”), made by Mr. Leilei Wang, Chairman of the Board of Directors and Chief Executive Officer of the Company, and IDG-Accel China Growth Fund II L.P., who later, together with certain other parties, formed a consortium in connection with the Original Proposal (the “Consortium”), to acquire all of the outstanding ordinary shares (the “Shares”) of the Company not already owned by the members of the Consortium or their respective affiliates (the “Acquisition”).

We very much appreciate the time spent and efforts made by the special committee (the “Special Committee”) of the Company’s board of directors and its advisors so far to facilitate our due diligence and negotiate the definitive agreements providing for the Acquisition. We are submitting this revised non-binding proposal to reaffirm our interests in the Acquisition and to revise our offer price (the “Offer Price”) to US$7.18 in cash per American Depositary Share of the Company (“ADS”, each representing forty Shares), or US$0.1795 in cash per Share, which represents a premium of approximately 20% to the average closing price of the Company’s ADSs over the last 30 trading days and a premium of approximately 12% to the closing price of the Company’s ADS on August 24, 2016, the last trading day prior to the submission of this revised proposal.

Our decision to revise the Offer Price has been a difficult one to make but is necessitated by the tougher than expected market conditions faced by the Company and the Chinese economy. In particular,

•	The global financial markets have experienced significant volatility recently, including substantial volatility in equity securities markets and volatility and tightening of liquidity in credit markets. In particular, the closing price of the Company’s ADSs on August 24, 2016 has decreased to US$6.41 per ADS. These developments have negatively affected our ability to raise the necessary debt anticipated by our Original Proposal.

•	China’s GDP growth rate was 6.9% in 2015, which was the lowest in the past 25 years. The economic slowdown and challenges to the macroeconomic environment in China are expected to be sustained, with RMB under strong depreciation pressure. Since the announcement of the Original Proposal on June 29, 2015, RMB has depreciated against U.S. dollar from RMB6.2085 per USD (June 29, 2015) to RMB6.6515 per USD (August 19, 2016), representing a 7.14% decline, according to the exchange rates issued by the Federal Reserve Board. The depreciation trend of RMB is expected to continue, resulting in a negative impact on the valuation of the Company in U.S. dollar terms. Furthermore, our cost of funding associated with the financing for the Acquisition rises with a stronger U.S. dollar.

•	Due to the A-share stock market crash in 2015, China-based private equity funds became very cautious in providing equity financing for the transactions similar to the Acquisition. These developments have negatively affected our ability to raise the necessary equity financing anticipated by our Original Proposal.

In closing, we continue to be fully committed to close the Acquisition and believe that the Acquisition provides full value to the Company’s shareholders. We hope that the Special Committee will give prompt consideration to our proposal and we are prepared to execute the definitive agreements on an expedited basis.

Should you have any questions regarding this proposal, please do not hesitate to contact the undersigned. We look forward to hearing from you.

/s/ Leilei Wang

Leilei Wang

Right Advance Management Ltd.

By: /s/ Leilei Wang

Name: Leilei Wang

Title: Authorized Signatory

Chiming Bells International Limited

By: /s/ Leilei Wang

Name: Leilei Wang

Title: Authorized Signatory

IDG-Accel China Growth Fund II L.P.

By: IDG-Accel China Growth Fund II Associates L.P., its General Partner

By: IDG-Accel China Growth Fund GP II Associates Ltd., its General Partner

By: /s/ Chi Sing Ho

Name: Chi Sing Ho

Title: Authorized Signatory

IDG-Accel China Investors II L.P.

By: IDG-Accel China Growth Fund GP II Associates Ltd., its General Partner

By: /s/ Chi Sing Ho

Name: Chi Sing Ho

Title: Authorized Signatory

上海宏流资产管理中心(有限合伙)(Shanghai Trend Asset Management Center (Limited Partnership))

By: /s/ Hu Shiqiong

Name: Hu Shiqiong

Title: Executive Partner